Helena Lee Associate General Counsel Direct Line: (310) 772-6259 E-mail: helena.lee@aig.com AIG Life and Retirement 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367

VIA EDGAR & E-MAIL

August 23, 2018

Ms. Sally Samuel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Annuity Account Seven (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum O-Series Variable Annuity

Post-Effective Amendment No. 12 and Amendment No. 12 on Form N-4

File Numbers: 333-185790 and 811-09003

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum O-Series Variable Annuity

Post-Effective Amendment No. 13 and Amendment No. 13 on Form N-4

File Numbers: 333-178843 and 811-08810

Dear Ms. Samuel:

Thank you for your additional verbal comments on August 13, 2018 regarding the 485(a) Registration Statements filed on Form N-4 referenced above. We have responded to your comments as follows:

IRA and State Free Look Restrictions (Page 13)

1.

Comment – Please clarify that if you invest Purchase Payments in a money market portfolio during the free look period that you will refund the entire purchase payment without the deduction of fees and charges.

Response – We confirm that in states where we invest a contract owner’s Purchase Payment in a money market portfolio during the free look period, we will refund the entire purchase payment without deduction of fees and charges. We also confirm that if the contract is issued in a state as an IRA, we will return the free look amount without deduction of fees and charges. We have revised the second paragraph under the “IRA and State Free Look Restrictions” sub-header as follows:

“If your contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of the following values without deduction of fees and charges:

(1)	Purchase Payments; or

(2)	The value of your contract on the day we receive your request in Good Order.”

When Death Benefits are Calculated (Page 36)

2.

Comment – Please clarify that if there are multiple beneficiaries and you do not receive instructions from all of them regarding the allocation of the death benefit amount that you may default to the money market portfolio pending disbursement.

Response – Per our conversation, we are considering the Staff’s position regarding the allocation of the death benefit amount if there are multiple beneficiaries. We respectfully ask that we leave the disclosure under “When Death Benefits are Calculated” as filed in the 485(a) registration statement to allow us to have a continuing dialogue regarding the Staff’s position.

The subsequent 485(a) Post-Effective Amendment filings will be filed with financial statements prior to the automatic effective date of the Registration Statements along with an Acceleration request to the Staff on or about September 5, 2018.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee